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                                                  EXHIBIT 3(a)

                      New England Power Company

Articles of Amendment

     As of February 25, 2000, (i) the preface for Article I of the Company's Articles of Organization were amended to read as follows:

     The capital stock of the corporation shall consist of common stock of the par value of $20 a share, and the 6% Cumulative Preferred Stock of the par value of $100 a share, having the preferences, voting rights, restrictions and qualifications as follows:

     (ii) Article I of the Company's Articles of Organization were amended by deleting in their entirety Sections 2, 3, 4, and 5; and

     (iii) The capital stock of the Company was decreased by 2,262,500 shares of Dividend Series Preferred Stock of a par value of $100 per share and by 6,879,440 shares of Preferred Stock-Cumulative of a par value of $25 per share.